SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X| Preliminary Proxy Statement
|_| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 Cortech, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      Asset Value Fund Limited Partnership
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

|_| $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-6(j)(2).
|_| $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11. |X| No fee required

1) Title of each class of securities to which transaction applies:

   Common Stock
   -----------------------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:

   -----------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   -----------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

   -----------------------------------------------------------------------------

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1) Amount previously paid:
                               -------------------------------------------------
    2) Form, Schedule or Registration No.
                                         ---------------------------------------

    3) Filing party:
                    ------------------------------------------------------------

    4) Date filed:
                    ------------------------------------------------------------

___________
*Set forth the amount on which the filing fee is calculated and state how it was determined.

(032796DTI)

REVISED PRELIMINARY OPPOSITION PROXY STATEMENT                    April __, 1998

                         ANNUAL MEETING OF STOCKHOLDERS
                  OF CORTECH, INC. ("Cortech" or "the Company")

             ASSET VALUE FUND LIMITED PARTNERSHIP ("Asset Value 1")
                        (a Delaware limited partnership)

     This Proxy Statement and the enclosed white proxy card are being sent by Asset Value on or about __________, 1998 in connection with its solicitation of proxies at the Annual Meeting of Stockholders being held by Cortech at [time and place] ( the "Meeting"). At the Meeting, Cortech management proposes to elect its two nominees to the Board of Directors and to ratify the selection of Arthur Andersen LLP as Cortech's independent auditors. Asset Value favors the selection of Arthur Andersen LLP but opposes the election of management's nominees to the Board.

     Under the Certificate of Incorporation and Bylaws currently in effect, the Cortech board has five members whose terms are staggered so that no more than two terms expire in any one year. A staggered board is an obstacle to gaining control of the Board in any one year. Asset Value Fund seeks to gain control of Cortech at the Meeting by proposing to amend the Bylaws to increase the number of directors from five to seven (the "Board Amendment") and subject to the approval of the Board Amendment, to elect its four nominees as directors (the two vacancies available under the current Bylaws plus the two vacancies created by the Board Amendment). If the Board Amendment is approved and all of Asset Value's nominees are elected, Asset Value's nominees will constitute a majority of the Board and therefore control of Cortech will transfer to Asset Value.

     If the Board Amendment is not approved, Asset Value will seek to have two of its nominees elected as directors in opposition to Management's nominees for the two vacancies available under the Bylaws currently in effect. Asset Value will vote for the ratification of Arthur Andersen LLP as the Company's independent auditors, for the Board Amendment and for its nominees.

     The close of business on April __, 1998 has been fixed by the Company as the record date in determining the number of shares eligible to vote at the Meeting. A copy of this Proxy Statement and white Proxy Card will be mailed to all stockholders entitled to vote at the Annual Meeting.

     In reliance upon Rule 14a-5(c) of the Securities and Exchange Act of 1934 2, reference is made to management's proxy statement which is being sent to you by the Company for a full description of management's proposals, as well as information with respect to the number of shares
--------
      1 Asset Value is a Delaware limited partnership which is wholly-owned by Kent Financial Services, Inc., a Delaware corporation ("Kent") the shares of which are publicly traded on NASDAQ under the symbol KENT. Asset Value was organized in September, 1990 for the purpose of investing in securities, principally marketable securities. Additional information about Asset Value and its management and about Kent and the names of its officers, directors and controlling stockholders and their ownership interests is presented on Schedule 1 of this Proxy Statement.

      2 Rule 14a-5(c) provides that "any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information."

eligible to vote at the Meeting, the quorum, the record date, the securities ownership of the Company, information about the Company's officers and directors, including compensation, information about the ratification of the appointment of Arthur Andersen LLP as independent auditors and the date by which stockholders must submit proposals for inclusion in the next annual meeting.

PLEASE READ THE FOLLOWING MATERIAL WITH CARE BECAUSE WE BELIEVE THAT CORTECH'S FUTURE DEPENDS ON YOUR VOTE.

                              WE URGE YOU TO VOTE:

      FOR THE BOARD AMENDMENT (which will add two vacancies on the Board.)

             FOR ALL OF ASSET VALUE'S NOMINEES (which in combination
                with the Board Amendment would effect a change of
                             control to Asset Value)

     Asset  Value  seeks to gain  control of Cortech  because it  believes  that
Cortech's Board has repeatedly exercised poor judgment by: (1) rewarding management with ever increasing compensation even while stockholder values plummeted and (2) pursuing a merger (the "Merger") with BioStar, Inc. ("BioStar"), a company which is losing money (almost $2 million in 1997), has an accumulated deficit of over $25 million at December 31, 1997, has a negative net worth of more than $5.6 million, has long and short term debt of $9.4 million and in our view has no immediate prospects for earnings. BioStar's revenues have increased from $1,272,000 in 1993 to $15,858,000 in 1997 and losses have improved from ($18.13) per share in 1993 to ($1.00) per share in 1997. Asset Value opposes the Merger and even more strongly opposes the Cortech Directors who proposed such a transaction which Asset Value believes is not in the best interests of stockholders.

     Asset Value has stated and restates here that it has no specific merger partner in mind for Cortech. Asset Value has only considered possible alternatives to the Merger in a preliminary way and therefore it does not know with certainty that there are alternatives or that such alternatives would be more favorable to stockholders than the Merger. Asset Value certainly will not merge Cortech with an Asset Value affiliate or any corporation in which Asset Value is a stockholder. Asset Value believes it should gain from any future acquisition or merger involving Cortech only to the extent all stockholders benefit.

     So, what will Asset Value do if it obtains control of the Cortech Board? We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners in the investment community and by publicly stating that the Board was conducting an open bidding process for control of Cortech. The Cortech Board's own independent financial adviser stated that it was not asked to solicit competitive offers for Cortech. If elected Asset Value's nominees will take these steps. But as stated above, there can be no assurance that taking these steps will produce any alternatives to the Merger or that any alternative, if found, would be more favorable to stockholders than the Merger.

     Paul Koether of Asset Value has suggested publicly that a shutdown of Cortech is an appropriate alternative which would leave Cortech with cash and future tax benefits from past losses plus the enticement of publicly traded shares that could be a vehicle for a private company to become public. He recognizes that there would be risks associated with such an action, particularly that Cortech would no longer be an "ongoing" business and the possible reduction in the value of the technology because of the loss of experienced personnel. In any event, Asset Value would evaluate the matter further with current employees.



                             IT'S TIME FOR A CHANGE.
                                VOTE FOR CHANGE.
                              VOTE FOR ASSET VALUE.

                                   PROPOSAL 1

                                INCREASE IN BOARD

     Asset  Value is asking for your  support  to  approve a  proposal  to amend
Article 3 Section 3.1 of the Bylaws of Cortech to set the number of directors to serve on the Board of Directors at seven. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting are required to approve this proposal.

     Asset  Value urges you to vote FOR the  approval  of the  proposal to amend
Article 3 Section 3.1 of the Bylaws of Cortech to set the number of directors to serve on the Board of Directors at seven.

                                   PROPOSAL 2

                              ELECTION OF DIRECTORS

     Asset Value is asking for your support to elect its nominees. Under Article II, Section 2.2 of the Company's Bylaws, to bring business before the annual meeting, a stockholder must provide timely, written notice to the secretary describing the business and providing information about the stockholder, including name and address and beneficial ownership. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting are required to elect each of the Asset Value nominees. Information about management's nominees, including beneficial ownership of Cortech Shares and compensation can be found in management's proxy statement. The biographical data, including age, principal occupation or employment, and other affiliations and business experience of each Asset Value nominee during the last five years follows:

     Paul O. Koether, age 61, is principally engaged in the following businesses: (i) as Chairman and director of Kent Financial Services, Inc. ("Kent") since July 1987 and President since October 1990 and the general partner since 1990 of Shamrock Associates, an investment partnership which is the principal stockholder of Kent and (ii) various positions with affiliates of Kent, including Chairman since 1990 and a registered representative since 1989 of T. R. Winston & Company, Inc. ("Winston") and since July 1992, a director of American Metals Service, Inc., ("AMS") which was an indirect, majority-owned subsidiary of Kent before its shares were distributed to Kent's stockholders. Mr. Koether also has been Chairman since April 1988, President from April 1989 to February 1997 and director since March 1988 of Pure World, Inc., formerly American Holdings, Inc., ("Pure World") and since December 1994 has been a director and since January 1995 has been Chairman of Pure World's majority-owned subsidiary, Madis Botanicals, Inc., ("Madis") a manufacturer and distributor of natural products. He is also Chairman and a director of Pure World's principal stockholder, Sun Equities Corporation, ("Sun") a private company. Mr. Koether served as

Chairman and a director of NorthCorp Realty Advisors, Inc., an asset management company, ("NorthCorp") from June 1992 when it was acquired by Pure World until August, 1994 when it was merged and renamed Crown NorthCorp, Inc.

     Mark W. Jaindl, age 37, is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank. He has served as Senior Vice President of Pure World from June 1992 until May 1995 and as a director since October 1994. He was Senior Vice President of Madis from December 1994 until May 1995 and a director of Madis since December 1994 and he has served as a director of AMS since July 1992. Mr. Jaindl was a director of NorthCorp from June 1992 until September 1994 and was Interim President of NorthCorp from February 1994 until August 1994. From May 1982 to October 1991 and again since May 1995 he has served as Chief Financial Officer of Jaindl Farms, which is engaged in diversified businesses, including the operation of a 12,000-acre turkey farm, a mobile home park, a John Deere dealership and a grain operation. Mr. Jaindl also served as the Chief Financial Officer of Jaindl Land Company, a developer of residential, commercial and industrial properties in eastern Pennsylvania.

     John W. Galuchie, Jr., age 45, a certified public accountant, is principally engaged in the following businesses: (i) Winston, as President since January 1990 and director since September 1989; (ii) Kent, in various executive positions since 1986 and a director from June 1989 until August 1993; (iii) Pure World, as Executive Vice President since April 1988, director from January 1990 until October 1994 and for more than five years as Vice President and director of Sun; (iv) AMS as Vice President, Treasurer and a director since July 1992. Mr. Galuchie served as a director of Crown NorthCorp, Inc., the successor corporation to NorthCorp from June 1992 to August 1996.

     James L. Bicksler, age 60, is a Professor of Economics and Finance, Graduate School of Management, Rutgers University, a position he has held since 1969.

     Asset Value urges you to vote FOR the nominees described above. They will seek to maximize stockholder values and pledge to cooperate with and consider the proposals of other stockholders.

     If more than a majority of Cortech Shares present by proxy or in person vote in favor of amending the Bylaws to increase the number of directors, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or management's nominees) will be elected to the Board. If all of Asset Value's nominees are elected, Asset Value's nominees will constitute a majority of the Board and control of Cortech will transfer to Asset Value.

     If the Board Amendment is not approved, the two nominees (whether Asset Value's nominees or Management's nominees) receiving the highest number of votes cast at the meeting will be elected. Asset Value makes no provision for voting for management's nominees, therefore if you vote for only one of Asset Value's nominees, you will not have an opportunity to vote for a candidate to fill the other vacancy to the Board.

     Even if you have voted against increasing the Board please vote for Asset Value's nominees. The nominees receiving the highest number of votes will be elected. If the Board Amendment is not approved two of Asset Value's nominees can still be elected if their votes exceed the votes for Management's nominees. If the Bylaw Amendment is approved, management's nominees can still be elected to two vacancies if their votes exceed the votes of any of the four Asset Value nominees. Therefore if you agree that it is time for a change, VOTE

                           YES to the Board Amendment
                                       and
                           FOR Asset Value's nominees

                                   PROPOSAL 3

                       RATIFICATION OF INDEPENDENT AUDITOR

     Information about the ratification of Arthur Andersen LLP can be found in management's proxy statement. Asset Value favors the ratification of Arthur Andersen LLP as Cortech's independent auditor.


                       REQUIRED VOTE AND MANNER OF VOTING

     If more than a majority of Cortech Shares present by proxy or in person vote in favor of the Board Amendment, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or management's nominees) will be elected to the Board. If the increase in Board members is not approved the two nominees (whether Asset Value's nominees or Management's nominees) receiving the highest number of votes cast at the meeting will be elected. If more than a majority of shares of Cortech Shares voting at the Meeting vote for the ratification of Arthur Andersen LLP as Cortech's independent auditor, this proposal will be approved. Information about the quorum and voting for management's proposals can be found in management's proxy statement.

     Valid proxies will be voted as instructed therein, but absent instructions on the white proxy card, will be voted FOR the Bylaw amendment to enlarge the Board, FOR Asset Value's nominees, and FOR the ratification of Arthur Anderson LLP and in the discretion of the proxies on any other matter that comes before the Meeting except that proxies will not be voted on another matter which becomes known a reasonable time before the Meeting. Abstentions and broker non-votes (where a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner on a particular matter and the nominee does not vote the shares) will be counted in the determination of a quorum but will not be counted for or against any proposal. We urge you to sign, date and return the white proxy card in the enclosed envelope. No postage is required if mailed in the United States.

                              SHARES IN STREET NAME

     If you hold your Cortech Shares in the name of a brokerage firm or bank, your broker or banker cannot vote the Shares until the broker or banker receives specific instructions from you. Please contact the party at the brokerage firm or bank responsible for your account to make sure that a proxy is executed for your Cortech Shares on the white proxy card.


                              REVOCATION OF PROXIES

     If you have executed management's **** proxy card before receiving this Proxy Statement, you have every right to change your vote by signing, dating and returning the enclosed white proxy card in the postage-paid envelope provided. Only your latest dated proxy will count at the Meeting. Any proxy, including the proxy solicited hereby, may be revoked at any time before it is voted by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company or to Asset Value, (ii) filing with the Secretary of the Company a written revocation or (iii) attending and voting at the Meeting in person.


                              SOLICITATION EXPENSE

     Asset Value, Mark W. Jaindl and Frederick J. Jaindl (see Schedule 1) will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this proxy statement and other material which may be sent to stockholders in connection with this solicitation. Officers and regular employees of Asset Value or its affiliates may solicit proxies by mail, telephone, telegraph, facsimile and personal interview, for which no additional compensation will be paid. In addition, Asset Value has retained Beacon Hill Partners, Inc. ("Beacon Hill") to solicit proxies on its behalf. In connection with the solicitation in opposition to Cortech, Asset Value has agreed to pay Beacon Hill up to $15,000 plus expenses, part of which is a success fee. Asset Value advanced Beacon Hill $3,000 to cover expenses. It is anticipated that the cost to Asset Value in connection with this solicitation will be approximately $50,000.

                                            Very truly yours,


                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership

                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:


                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814

                                                                      SCHEDULE 1



              ADDITIONAL INFORMATION ABOUT ASSET VALUE FUND LIMITED
               PARTNERSHIP, MARK W. JAINDL AND FREDERICK J. JAINDL


     Asset Value Fund Limited Partnership ("Asset Value") is engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921.

     Mark W. Jaindl ("Mark Jaindl") is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown, PA 18104 ("American Bank"). (For additional information on Mark Jaindl, see PROPOSAL 1, ELECTION OF DIRECTORS.) Frederick J. Jaindl ("Fred Jaindl") is the sole proprietor of Jaindl Farms (turkey farming), whose principal business address is 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is Chairman of American Bank. Mark and Fred Jaindl are the principal stockholders of American Bank. Mark Jaindl is the son of Fred Jaindl.

     As of March 23, 1998, Asset Value holds 2,000,000 Cortech Shares or approximately 10.80% of the total Cortech Shares outstanding. Mark Jaindl holds 250,000 Cortech Shares, or approximately 1.35% and Fred Jaindl holds 520,000 Cortech Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's Cortech Shares. Purchases and sales of Cortech Shares by Asset Value, Mark Jaindl and Fred Jaindl are listed on Schedule 2.

     During the past ten years, none of Asset Value, Mark Jaindl, Fred Jaindl, Asset Value Management, Kent, TRW, or the Directors and Executive Officers of Kent has been convicted in a criminal proceeding.


                            DIRECTORS AND EXECUTIVE OFFICERS
                            OF KENT FINANCIAL SERVICES, INC.

                                                                 Percent of Direct or
                                                                  Indirect Ownership
 Name and Address                 Position and Office          of Voting Securities of
of Beneficial Owner               Currently Held            Kent Financial Services, Inc.
-------------------               -------------------       -----------------------------
Paul O. Koether                   Chairman, Director                 44.90%
 211 Pennbrook Road                and President
 Far Hills, NJ 07931

John W. Galuchie, Jr.             Vice President and
  376 Main Street                  Treasurer                          2.32%
 Bedminster, NJ 07921

Mark Koscinski                    Vice President                         *
  376 Main Street
  Bedminster, NJ 07921

M. Michael Witte                  Director                            1.15%
 1120 Granville Avenue
 Suite 102
 Los Angeles, CA 90049

Casey K. Tjang                    Director                               *
 56 Hall Drive
 Clark, NJ 07066

Mathew E. Hoffman                 Director                               *
 62 Rosehill Avenue
 New Rochelle, NY 10804
_________________________________________
*Less than 1 percent



                                                                      SCHEDULE 2



                      PURCHASES AND SALES OF CORTECH SHARES

ASSET VALUE<F1>

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
07/25/97                  20,000                      $.61375            $   12,275.00
07/31/97                   6,700                       .625                   4,321.50
08/06/97                   9,100                       .6875                  6,256.25
08/07/97                   2,600                       .6875                  1,787.50
08/08/97                   3,100                       .6875                  2,131.25
08/12/97                 458,500                       .6875                315,218.75
08/15/97                   5,100                       .6875                  3,506.25
08/18/97                   5,200                       .6689                  3,478.28
08/19/97                   3,200                       .65625                 2,100.00
08/20/97                   9,000                       .65625                 5,906.25
08/21/97                   8,500                       .6875                  5,843.75
08/27/97                 146,800                       .6875                103,861.00
09/08/97                  22,000                       .6875                 15,125.00
09/11/97                  20,000                       .703125               14,062.50
09/15/97                  26,000                       .703125               18,281.25
09/16/97                   7,700                       .703125                5,414.06
09/17/97                   4,000                       .703125                2,812.50
09/24/97                  31,425                       .703125               22,095.70
09/30/97                  89,600                       .703125               63,000.00
10/01/97                  56,000                       .703125               39,375.00
10/02/97                   1,475                       .703125                1,037.11
10/06/97                  25,000                       .6875                 17,187.50
10/07/97                   2,000                       .6875                  1,375.00
10/07/97                   6,500                       .71875                 4,671.88
10/07/97                 336,000                       .703125              236,250.00
10/08/97               1,556,757                       .65                1,011,892.05
10/08/97                   5,000                       .75                    3,750.00
10/08/97                  20,000                       .71875                14,375.00
10/09/97                   2,000                       .71875                 1,437.50
10/09/97                   5,000                       .765625                3,828.13
10/09/97                  18,500                       .75                   13,875.00
10/10/97                   4,500                       .78125                 3,515.63
10/14/97                   1,000                       .78125                   781.25
10/14/97                   6,000                       .8125                  4,875.00
10/28/97                  15,000                       .6875                 10,312.50
10/30/97                  13,000                       .6875                  8,937.50
10/30/97                  12,000                       .65625                 7,875.00
11/03/97                   3,700                       .6875                  2,543.75
11/04/97                   4,900                       .65625                 3,215.63
11/05/97                  12,000                       .6875                  8,250.00
11/05/97                   2,500                       .65625                 1,640.63
11/07/97                  11,300                       .65625                 7,415.63
11/10/97                  58,343                       .65625                38,287.59
11/11/97                  10,500                       .65625                 6,890.63

                                                         (table continued on next page)




(table continued from previous page)


Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
11/14/97                   4,000                       .65625                 2,625.00
11/14/97                   8,500                       .6875                  5,843.75
11/17/97                   9,700                       .65625                 6,365.63
11/18/97                  11,300                       .65625                 7,415.63
11/24/97                   5,000                       .640625                3,203.13
                       ---------                                         -------------
                       3,106,000                                         $2,086,524.84
                       ---------                                         -------------

Dates sold            Number of shares sold         Price per share<F2>    Total
----------            -------------------------     ---------------      -------------
08/13/97                   3,000                      $.6875             $    2,062.43
08/29/97                   3,000                       .71875                 2,156.17
09/17/97                   2,000                       .71875                 1,437.45
09/30/97                   3,000                       .71875                 2,156.17
10/07/97                 325,000                       .65                  211,242.95
02/10/98                 770,000                       .6705                516,285.00
                       ---------                                         -------------
                       1,106,000                                            735,340.17<F3>
                       ---------                                         -------------
                       2,000,000                                         $1,319,425.00
                       =========                                         =============


MARK W. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 250,000                       .6705             $  167,625.00
                      ==========                                         =============



FREDERICK J. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 520,000                       .6705             $  348,660.00
                      ==========                                         =============



<F1>     Excludes the purchase for an aggregate  amount of $11,251.52 on October
         8, 1997 of warrants to purchase 562,576 shares of Cortech stock, which were contributed back to the capital of Cortech on October 18, 1997.
         No shares were purchased with or are being held with borrowed funds.

<F2>     Price excludes brokerage commissions, if any.

<F3>     Reflects loss on sale of $31,759.67.

PRELIMINARY PROXY CARD

                                  Cortech, Inc.
                    Annual Meeting To Be Held On [date], 1998
       This Proxy Is Being Solicited On Behalf Of Asset Value Fund Limited
                          Partnership ("Asset Value")

     The undersigned hereby appoints Paul O. Koether, Mark W. Jaindl and John W. Galuchie, Jr. or any of them, the undersigned's proxies, each with full power of substitution, to vote all Shares of Common Stock of Cortech, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on [date], 1998 at **A.M. at ************************************** (the "Meeting") and at any
adjournments or postponements thereof and, without limiting the generality of the power hereby conferred, the proxy nominees named above and each of them are specifically directed to vote as indicated below.

     WHERE A CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE AMENDMENT TO THE BYLAWS TO INCREASE THE NUMBER OF DIRECTORS TO SEVEN, FOR THE ELECTION OF ASSET VALUE'S NOMINEES AS DIRECTORS, and FOR THE RATIFICATION OF ARTHUR ANDERSEN LLP.

     If there are amendments or variations to the matters proposed at the Meeting or at any adjournments or postponements thereof, or if any other business properly comes before the Meeting, this proxy confers discretionary authority on the proxy nominees named herein and each of them to vote on such amendments, variations or other business.

ASSET VALUE RECOMMENDS A VOTE FOR INCREASING THE NUMBER OF DIRECTORS FROM FIVE TO SEVEN.

1. To amend Article 3 Section 3.1 of the Company's Bylaws to set the number of directors to serve on the Board of Directors at seven.

FOR__________             AGAINST__________            ABSTAIN__________


ASSET VALUE RECOMMENDS A VOTE FOR THE ASSET VALUE NOMINEES.

2. To elect Asset Value's nominees as Directors:

Paul O. Koether          _____FOR             _____AGAINST          _____ABSTAIN

Mark W. Jaindl           _____FOR             _____AGAINST          _____ABSTAIN

John W. Galuchie, Jr.    _____FOR             _____AGAINST          _____ABSTAIN

James L. Bicksler        _____FOR             _____AGAINST          _____ABSTAIN

ASSET VALUE RECOMMENDS A VOTE FOR THE RATIFICATION OF ARTHUR ANDERSEN LLP.

3. To ratify the appointment of Arthur Andersen LLP as independent auditors for the year ended December 31, 1998.

FOR__________             AGAINST__________            ABSTAIN__________

4. In their discretion, on such other matters as may properly come before the annual meeting or any postponements or adjournments thereof, except that proxies will not be voted on another matter which becomes known a reasonable time before the meeting.

     The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement for the _________________, 1998 meeting.

                                      Dated: _____________________________, 1998


                                      ------------------------------------------
                                      Signature of Stockholder


                                      ------------------------------------------
                                      Signature of Stockholder if Shares held in
                                      more than one name (Please sign exactly as
                                      name or names appear hereon. Full title of
                                      one  signing  in  representative  capacity
                                      should   be   clearly   designated   after
                                      signature.  If a corporation,  please sign
                                      in full corporate  name  by  President  or
                                      other   authorized   officer(s).     If  a
                                      partnership, please sign in partnership name by authorized person. If stock is in the name of two or more persons, each should sign. Joint owners should each sign. Names of all joint holders should be written even if signed by only one.)



ASSET VALUE RECOMMENDS A VOTE FOR PROPOSALS  1, 2, AND 3.


PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.